FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of July 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2001   SUN INTERNATIONAL HOTELS LIMITED

                             By: /s/John R. Allison

                             Name: John R. Allison

                             Title: Executive Vice President

                                      Chief Financial Officer

EXHIBIT LIST

Exhibit	Description	Page No.
99.	Press Release on July 19, 2001 Sun International Extends Consent Solicitation	4